

Gretel Camacho
Chief Financial Officer

Mrs. Gretel Camacho has over 15 years of managerial and administrative experience. She spent the last 13 years serving as Office Manager/Comptroller in the automotive industry. In this capacity, Mrs. Camacho was responsible for accounting and implementing policies for the company.

Mrs. Camacho graduated Cum Laude with a B.A in Business Administration in Accounting from the Polytechnic University of Puerto Rico. She is also HR Generalist certified.

 1702 Macy Drive
Roswell, GA 30076

 678-261-8605

 gcamacho@cbautogroupinc.com

 www.cbautogroupinc.com

